Exhibit (b)(2)

June 10, 2008

LS Cable Co., Ltd.

c/o Sean Miller

Macquarie Capital (USA) Inc.

125 West 55th Street

New York, NY 10019

Commitment Letter for Senior Credit Facilities

Ladies and Gentlemen:

You have advised Bank of America, N.A. (“Bank of America”) and Banc of America Securities LLC (“BAS”) that you and certain of your affiliates (collectively the “Equity Investors”) will form a corporation or a limited liability company (“Holdings”) and Holdings will form a corporation (“Merger SPC”), and that you intend to cause Merger SPC to acquire 100% of the outstanding shares of common stock of Superior Essex, Inc., a Delaware corporation (the “Company”), from the existing shareholders of the Company, and thereafter Merger SPC will merge with and into the Company, with the Company being the surviving corporation, pursuant to an Agreement and Plan of Merger (together with all exhibits and schedules thereto, the “Merger Agreement”) between you and the Company (the “Merger”). After giving effect to the Merger, Holdings will be a holding company that directly owns and controls, and the sole asset of which is, the equity interests in the Company. Holdings and the Company are hereinafter referred to collectively as the “Relevant Entities.” Certain existing subsidiaries of the Company, namely Superior Essex Communications, LP, a Delaware limited partnership (“Superior Essex”), Essex Group, Inc., a Michigan corporation (“Essex”) and Essex Group Canada, Inc., a Nova Scotia corporation, are hereinafter referred to collectively as the “Borrowers”. The exhibits and addendums hereto are hereinafter collectively referred to as the “Exhibits”, and the Exhibits, together with this commitment letter and any other attachments hereto, are collectively referred to hereinafter as the “Commitment Letter”.

You have also advised Bank of America and BAS that you intend to finance the Merger from the sources described herein and on the Summary of Terms (as defined below and attached hereto) (and that no financing other than the financing described herein will be required in connection with the Transaction). In connection therewith, you have requested that Bank of America agree to provide a commitment to finance (i) the repayment of existing indebtedness of the Company and its subsidiaries, (ii) the payment of costs and expenses related to the Transaction (as hereinafter defined), (iii) the ongoing working capital and other general corporate purposes of the Company and the Borrowers and their respective subsidiaries after consummation of the Merger, and (iv) a portion of the funding, if needed, for the acquisition of the tendered shares of the Company’s public shareholders (after application of the equity contributions constituting part of the Transaction (as hereinafter defined) and the proceeds of Shareholder Loans/Preferred Stock Issuance (as hereinafter defined) and the Holding Company Loan (as hereinafter defined)), in each case pursuant to senior secured credit facilities of up to $350 million made to the Borrowers (as defined in the Summary of Terms referred to below), comprised of a revolving credit facility of up to $300 million and a term loan facility of up to $50 million (the “Senior Credit Facilities”).

The Merger, and net capital contribution consisting of (I) common equity from the Equity Investors and (II) gross cash proceeds of unsecured shareholder loans or gross proceeds from the issuance of preferred stock of the Company (the “Shareholder Loans / Preferred Stock Issuance”), and (III) common equity from Holdings made by Holdings from the gross cash proceeds of loans to Holdings from banks and other finance companies (the “Holding Company Loan”) and the entering into and funding of the Senior Credit Facilities, and all related transactions are hereinafter collectively referred to as the “Transaction.”

In connection with the foregoing, Bank of America is pleased to advise you of its commitment to provide to Borrowers the full principal amount of the Senior Credit Facilities and to act as the sole administrative agent (in such capacity, the “Administrative Agent”) for the Senior Credit Facilities, all upon and subject to the terms and conditions set forth in this letter (this “Commitment Letter”) and in the Summary of Terms and Conditions attached as Exhibit A hereto and incorporated herein by this reference (the “Summary of Terms”). BAS is pleased to advise you of its willingness, as the sole lead arranger and sole book manager (in such capacities, the “Lead Arranger”) for the Senior Credit Facilities, to, in consultation with you, and reasonably acceptable to you (such acceptance not to be unreasonably withheld or delayed), form a syndicate of financial institutions and institutional lenders (including Bank of America but excluding those institutions identified by you to the Lead Arranger in writing prior to the date hereof) (collectively, the “Lenders”) for the Senior Credit Facilities.

The commitment of Bank of America hereunder and the undertaking of BAS to provide the services described herein are subject to the satisfaction of each of the following conditions precedent in a manner reasonably acceptable to Bank of America and BAS: (a) your compliance with the terms of this Commitment Letter (including the Summary of Terms); and (b) prior to and during the syndication of the Senior Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Company or the Borrowers (or in the U.S. financial markets, with respect to Holdings) other than (i) short-term borrowings by Borrowers prior to the Closing Date in the ordinary course of business to the extent permitted by both the Existing Credit Facility and Section 6.1(h)(i) of the Merger Agreement, (ii) the Holding Company Loan and (iii) the Shareholder Loans / Preferred Stock Issuance (as such transactions are identified on and defined in the Summary of Terms).

Notwithstanding anything in this Commitment Letter to the contrary, (i) the only representations and warranties relating to you, the Borrowers, the Company, and their respective subsidiaries, the making of which shall be a condition on the Closing Date shall be (A) the representations and warranties made by the Company in the Merger Agreement (to the extent that you have the right (whether exercised or not) to terminate your obligations under the Merger Agreement as a result of the breach of such representations or warranties in the Merger Agreement) and (B) the Specified Representations (as defined below). For purposes hereof, “Specified Representations” means the representations and warranties of the Company and the Borrowers set forth in the Exhibits relating to corporate existence, power and authority, due authorization, the execution, delivery and enforceability of the Senior Credit Facilities Documentation (and the execution thereof and the consummation of the Transaction not violating organization documents or applicable law), Federal Reserve margin regulations, the Investment Company Act, the PATRIOT Act (as defined below), and the status of the Senior Credit Facilities as senior debt and the validity, perfection and priority of security interests. Promptly after the execution of this Commitment Letter, the parties hereto shall proceed with the negotiation of the Senior Credit Facilities Documentation.

BAS intends to commence syndication of the Senior Credit Facilities promptly upon your acceptance of this Commitment Letter and the Fee Letter; provided that, notwithstanding Bank of America’s right to syndicate the Senior Credit Facilities and receive commitments with respect thereto, any assignment of commitments of Bank of America prior to the Closing Date shall not reduce its obligations to provide the entire commitments in the event that any of its assignees shall fail to do so and Bank of America shall retain exclusive control over all rights and obligations with respect to its commitments, including all rights with respect to consents, modifications and amendments, until the Closing Date shall have occurred. You agree to actively assist, and to use commercially reasonable efforts to cause the Acquisition Companies to actively assist, BAS in achieving a syndication of the Senior Credit Facilities that is reasonably satisfactory to BAS and you. Such assistance shall include your promptly (a) providing and using commercially reasonable efforts to cause your advisors to promptly provide Bank of America and BAS and the other Lenders upon request with all customary information available to you with respect to you, the Company and your and its respective subsidiaries and the Transaction that is reasonably deemed necessary by Bank of America and BAS in connection with the syndication, including, but not limited to, information and evaluations prepared by you, and your advisors, or on your behalf, relating to the Transaction (including the Projections (as hereinafter defined), the “Information”), (b) assisting in the preparation of Information Memoranda and other customary materials to be used in connection with the syndication of the Senior Credit Facilities (collectively with the Summary of Terms and any additional summary of terms prepared for distribution to Public Lenders (as hereinafter defined), the “Information Materials”), (c) using your commercially reasonable efforts to ensure that the syndication efforts of BAS benefit materially from your existing lending relationships and the existing banking relationships of yours and, to the extent practicable and appropriate, the Company’s and the Borrowers’, and (d) otherwise assisting Bank of America and BAS in their syndication efforts, including by making your officers and advisors (and using commercially reasonable efforts to make the officers and advisors of the Company and your and their respective subsidiaries) available from time to time to attend and make presentations regarding the business and prospects of the Acquisition Companies, as appropriate, at one or more meetings of prospective Lenders, in all such cases at mutually agreeable times and locations. You hereby agree to use your commercially reasonable efforts to assist Bank of America and BAS in the completion of the Information Memoranda that is to be used in connection with the syndication of the Senior Credit Facilities to ensure that such Information Memoranda is completed at least 20 days prior to the Closing Date (as hereinafter defined).

It is understood and agreed that BAS will manage in consultation with you all aspects of the syndication, including decisions as to the selection of prospective Lenders (subject to the limitations set forth above) and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Senior Credit Facilities will receive compensation from you or any of the Acquisition Companies in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole and absolute discretion of Bank of America and BAS.

You represent, warrant and covenant that (a) all financial projections concerning the Acquisition Companies that have been or are hereafter made available to Bank of America, BAS or the Lenders by you or any of your representatives (or on your or their behalf) or by the Acquisition Companies or their representatives (or on their behalf) (the “Projections”) have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time so made available (it being recognized by the Lenders that such Projections are as to future events and are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material), and (b) all Information, other than Projections, (i) which has been or is hereafter made available to Bank of America, BAS or the Lenders which has been prepared by you or any of your representatives (or on your or their behalf), other than on the basis of information furnished by the Company, the Borrowers or their representatives, or, (ii) to the best of your knowledge, which has been prepared by the Company or the Borrowers or their representatives (or on their behalf), or by you or your representatives on the basis of information furnished by the Company, the Borrowers or their representatives, in connection with any aspect of the Transaction, taken as a whole, as and when furnished, is and will be complete and correct in all material respects and does not and will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements are made. You agree to use commercially reasonable efforts to promptly furnish us with further and supplemental information from time to time until the date of the initial borrowing under the Senior Credit Facilities (the “Closing Date”) so that the representation, warranty and covenant in the immediately preceding sentence are correct on the Closing Date as if the Information were being furnished, and such representation, warranty and covenant were being made, on such date. In issuing this commitment and in arranging and syndicating the Senior Credit Facilities, Bank of America and BAS are and will be using and relying on the Information without independent verification thereof.

You acknowledge that (a) BAS and/or Bank of America on your behalf will make available Information Materials to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks or another similar electronic system and (b) certain prospective Lenders (such Lenders, “Public Lenders”; all other Lenders, “Private Lenders”) may have personnel that do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Relevant Entities, their respective affiliates or any other entity, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such entities’ securities. If requested, you will assist us in preparing an additional version of the Information Materials not containing MNPI (the “Public Information Materials”) to be distributed to prospective Public Lenders.

Before distribution of any Information Materials (a) to prospective Private Lenders, you shall provide us with a customary letter authorizing the dissemination of the Information Materials and (b) to prospective Public Lenders, you shall provide us with a customary letter authorizing the dissemination of the Public Information Materials and confirming the absence of MNPI therefrom. In addition, at our request, you shall identify Public Information Materials by clearly and conspicuously marking the same as “PUBLIC”.

You agree, so long as you are, or any of the Acquisition Companies is, the issuer of any outstanding debt or equity securities that are registered or issued pursuant to a private offering or are actively contemplating issuing any such securities, that BAS and/or Bank of America on your behalf may distribute the following documents to all prospective Lenders, unless you advise BAS and Bank of America in writing (including by email) within a reasonable time prior to their intended distributions that such material should only be distributed to prospective Private Lenders: (a) administrative materials for prospective Lenders such as lender meeting invitations and funding and closing memoranda, (b) notifications of changes to Senior Credit Facilities’ terms and (c) other materials intended for prospective Lenders after the initial distribution of the Information Materials, including drafts and final versions of definitive documents with respect to the Senior Credit Facilities. If you advise us that any of the foregoing items should be distributed only to Private Lenders, then BAS and Bank of America will not distribute such materials to Public Lenders without further discussions with you. You agree (whether or not any Information Materials are marked “PUBLIC”) that Information Materials made available to prospective Public Lenders in accordance with this Commitment Letter shall not contain MNPI.

By executing this Commitment Letter, you agree to reimburse Bank of America and BAS from time to time on demand for all reasonable invoiced out-of-pocket fees and expenses (including, but not limited to, (a) the reasonable fees, disbursements and other charges of Parker, Hudson, Rainer & Dobbs, LLP, as counsel to the Lead Arranger and the Administrative Agent, and of special and local counsel to the Lenders retained by the Lead Arranger or the Administrative Agent and (b) due diligence expenses) incurred in connection with the Senior Credit Facilities, the syndication thereof and the preparation of the definitive documentation therefor, and with any other aspect of the Transaction, in each case, regardless of whether the Transaction closes.

You agree to indemnify, defend and hold harmless Bank of America, BAS, each Lender and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each an “Indemnified Party”) from and against (and will reimburse each Indemnified Party upon demand for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable, invoiced out-of-pocket fees, disbursements and other charges of one firm of counsel for all Indemnified Parties and, if necessary, one firm of regulatory counsel and/or one firm of local counsel in each appropriate jurisdiction, plus, to the extent necessary, in-house counsel in the case of any regulatory, governmental or other proceedings (without duplication), in each case for all Indemnified Parties (and, in the case of an actual or perceived conflict of interest where the Indemnified Party affected by such conflict informs you of such conflict and retains its own counsel, of another firm of counsel for such affected Indemnified Party)) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any aspect of the Transaction and any of the other transactions contemplated by this Commitment Letter or (b) the Senior Credit Facilities and any other financings, or any use made or proposed to be made with the proceeds thereof, except to the extent that such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equityholders or creditors, any of the Acquisition Companies or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transaction is consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the Transaction, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnified Party as determined by a final and nonappealable judgment of a court of competent jurisdiction. Your indemnification obligations under this paragraph shall be superseded in each case by the applicable provisions contained in the Senior Credit Facilities Documentation.

This Commitment Letter and the fee letter among you, Bank of America and BAS of even date herewith (the “Fee Letter”) and the contents hereof and thereof are confidential and may not be disclosed to any person without prior written approval of Bank of America and BAS except that you may disclose (a) the Commitment Letter, the Fee Letter and the contents hereof and thereof (i) to your officers, directors, employees, stockholders, partners and members, as well as your agents, attorneys, accountants and advisors on a confidential and need-to-know basis (and so long as they agree to be bound by the confidentiality provisions contained herein) and (ii) as required by applicable law or compulsory legal process (in which case you agree, to the extent permitted by law, to inform us in writing prior to such disclosure), (b) this Commitment Letter (and after the Closing Date, the Fee Letter) to the Company and its officers, directors, employees, and their respective attorneys, accountants, agents and advisors, in each case in connection with the Transaction and on a confidential and need-to-know basis (and so long as they agree to be bound by the confidentiality provisions contained herein) and (c) to the extent required by applicable law (based on the advice of your legal counsel), the existence and contents of this Commitment Letter in any public filing in connection with the Merger or the financing thereof (in which case you agree to inform Bank of America and BAS in writing prior to such disclosure). Bank of America and BAS hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow Bank of America or BAS, as applicable, to identify you in accordance with the Act.

You acknowledge that Bank of America and BAS or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. Bank of America and BAS agree that they will not use the confidential information obtained from you for any purpose other than the Transaction and will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you and your and their respective affiliates with the same degree of care as they treat their own confidential information. Bank of America and BAS further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that Bank of America and BAS are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you, any of the Acquisition Companies or any of your or its respective affiliates that is or may come into the possession of Bank of America, BAS or any of such affiliates; provided that such affiliates, agents, advisors or representatives have been made aware of and have agreed to be bound by the obligations under this paragraph.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (a) (i) the arranging and other services described herein regarding the Senior Credit Facilities are arm’s-length commercial transactions between you and your affiliates, on the one hand, and Bank of America and BAS, on the other hand, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby; (b) (i) Bank of America and BAS each has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (ii) neither Bank of America nor BAS has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) Bank of America and BAS and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and Bank of America and BAS have no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against Bank of America and BAS with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

This Commitment Letter (including the Summary of Terms) and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of Georgia. Each of you, Bank of America and BAS

hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including the Summary of Terms), the Fee Letter, the Transaction and the other transactions contemplated hereby and thereby.

Except as may otherwise be provided in the Senior Credit Facilities Documentation, the provisions of the immediately preceding six paragraphs shall remain in full force and effect regardless of whether the Senior Credit Facilities Documentation shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of Bank of America or BAS hereunder. You may terminate this Commitment Letter and Bank of America’s commitments hereunder at any time subject to the provisions of the preceding sentence.

This Commitment Letter and the Fee Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letter by telecopier or facsimile (or portable document format (PDF) by electronic mail) shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter (including the Summary of Terms) and the Fee Letter embody the entire agreement and understanding among Bank of America, BAS, you and your affiliates with respect to the Senior Credit Facilities and supersedes all prior agreements and understandings relating to the specific matters hereof. No party has been authorized by Bank of America or BAS to make any oral or written statements that are inconsistent with this Commitment Letter.

This Commitment Letter is not assignable by you (except to the Company or to any of your newly formed affiliates controlled by you, in each case in connection with the Merger, and in each case provided that you remain bound hereby) without our prior written consent (not to be unreasonably withheld or delayed) and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This Commitment Letter and all commitments and undertakings of Bank of America and BAS hereunder will expire at 5:00 p.m. (New York City time) on June 11, 2008, unless you execute this Commitment Letter and the Fee Letter and return them to us prior to that time (which may be by facsimile transmission), whereupon this Commitment Letter (including the Summary of Terms) and the Fee Letter (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, all commitments and undertakings of Bank of America and BAS hereunder will expire on the earliest of (a) December 9, 2008, unless the Closing Date occurs on or prior thereto, (b) the closing of the Merger without the use of the Senior Credit Facilities and (c) the acceptance by Holdings or any of its affiliates of an offer for all or any substantial part of the capital stock or property and assets of the Company and its subsidiaries other than as part of the Transaction.

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ John Yankauskas
Name:	John Yankauskas
Title:	Sr. Vice President

BANC OF AMERICA SECURITIES LLC

By:	/s/ Janet Jarrett
Name:	Janet Jarrett
Title:	Managing Director

ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE WRITTEN:

LS CABLE CO., LTD.

By:	/s/ Myung Roe Hyun
Name:	Myung Roe Hyun
Title:	Senior Vice President

EXHIBIT A

SUMMARY OF TERMS AND CONDITIONS

SUPERIOR ESSEX, INC.

$350,000,000 SENIOR CREDIT FACILITIES

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the commitment letter (the “Commitment Letter”) to which this Summary of Terms and Conditions is attached.

COMPANY:	SUPERIOR ESSEX, INC., a Delaware corporation (the “Company”). Upon consummation of the Transaction, Merger SPC will have merged with and into the Company, with the Company being the surviving corporation in such merger.

EQUITY INVESTORS:	LS CABLE, LTD., and its affiliates (collectively, the “Equity Investors”).

HOLDINGS:	A corporation or limited liability company formed by the Equity Investors (“Holdings”).

MERGER SPC:	A corporation formed by Holdings (“Merger SPC”) .

BORROWERS:	SUPERIOR ESSEX COMMUNICATIONS, LP, a Delaware limited partnership (“Superior Essex”), ESSEX GROUP, INC., a Michigan corporation (“Essex”) and ESSEX GROUP CANADA, INC., a Nova Scotia corporation (collectively, the “Borrowers”).

ACQUISITION COMPANIES:	Holdings, Merger SPC, the Company, the Borrowers, and their respective subsidiaries.

GUARANTORS:	The obligations of the Borrowers and their subsidiaries under the Senior Credit Facilities and under any treasury management, interest protection or other hedging arrangements entered into with a Lender (or any affiliate thereof) will be guaranteed by the Company and each existing and future direct and indirect domestic subsidiaries (and, with respect to any obligations of a Canadian borrower, Canadian subsidiaries) of the Company and the Borrowers (collectively, the “Guarantors”). All guarantees will be guarantees of payment and not of collection.

ADMINISTRATIVE AND COLLATERAL AGENT:	BANK OF AMERICA, N.A. (“Bank of America”) will act as sole administrative and collateral agent (the “Administrative Agent”).

SOLE LEAD ARRANGER AND SOLE BOOK MANAGER:	BANC OF AMERICA SECURITIES LLC will act as sole lead arranger and sole book manager (the “Lead Arranger”).

LENDERS:	Bank of America and other banks, financial institutions and institutional lenders acceptable to the Lead Arranger and the Administrative Agent, selected in consultation with the Borrowers (collectively, the “Lenders”).

SENIOR CREDIT FACILITIES:	An aggregate principal amount of up to $350 million will be available through the following facilities (the “Senior Credit Facilities”):

Term Loan Facility: a term loan facility of up to $50 million, based on 80% of the net orderly liquidation value of Borrowers’ machinery and equipment and 65% of the fair market value of Borrowers’ real property, in each case based on recent appraisals of such fixed assets (conducted in a form and manner consistent with past practice), less any reserves imposed by Administrative Agent with respect to environmental matters, all of which facility will be drawn on the Closing Date (the “Term Loan Facility”).

Revolving Credit Facility: an amended and restated revolving credit facility of up to $300 million, available from time to time until the termination or maturity thereof (the “Revolving Credit Facility”), which Revolving Credit Facility will include a $25 million sublimit for the issuance of standby and commercial letters of credit (each a “Letter of Credit”) and a sublimit to be determined for swingline loans (each a “Swingline Loan”). Letters of Credit will be issued by Bank of America (in such capacity, the “Issuing Bank”) and Swingline Loans will be made available by Bank of America, and each of the Lenders under the Revolving Credit Facility will purchase an irrevocable and unconditional participation in each Letter of Credit and each Swingline Loan. Up to $300 million may be drawn by Borrowers under the Revolving Credit Facility on the Closing Date, subject to the Borrowing Base.

ACCORDION FEATURE:	The Senior Credit Facilities will include a provision permitting Borrowers from time to time to request an increase in the aggregate amount of the Revolving Credit Facility portion of the Senior Credit Facilities by up to $75 million with additional commitments from Lenders or new commitments from other financial institutions pursuant to the Secured Credit Facilities Documentation, provided that (i) no default or event of default exists at the time of any such increase, and (ii) although Lenders will have a pro-rata right of first refusal to participate in such increase, no Lender will be obligated to increase its commitment, which decision will be made in the sole discretion of each Lender (the “Accordion”).

PURPOSE:	The proceeds of the Senior Credit Facilities shall be used to (i) refinance certain existing indebtedness of the Company and its subsidiaries; (ii) pay fees and expenses incurred in connection with the Transaction; (iii) provide ongoing working capital and for other general corporate purposes of the Borrowers and their subsidiaries and (iv) after application of the equity contributions constituting part of the Transaction and the proceeds of Shareholder Loans/Preferred Stock Issuance and the Holding Company Loan, provide a portion of the funding, if needed, for the acquisition of the tendered shares of the Company’s public shareholders; provided that, up to $300 million of the

Revolving Credit Facility (subject to the Borrowing Base) and up to $50 million of the Term Loan Facility may be drawn by Borrowers on the Closing Date,

CLOSING DATE:	The execution of definitive loan documentation governing the Senior Credit Facilities (the “Senior Credit Facilities Documentation”), to occur on or before December 9, 2008 (the “Closing Date”).

INTEREST RATES / PRICING, FEES AND EXPENSES:	As set forth in Addendum I.

MATURITY:	The Term Loan Facility shall be subject to repayment according to the Scheduled Amortization (as hereinafter defined), with the final payment of all amounts outstanding, plus accrued interest, being due on the date that is five (5) years after the Closing Date (the “Maturity Date”).

The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full on the Maturity Date.

SCHEDULED AMORTIZATION/ AVAILABILITY:	Term Loan Facility: The loan made under the Term Loan Facility (the “Term Loan”) will be subject to monthly amortization of principal in an amount equal to the sum of (i) 1/84th of the amount equal to 80% of the net orderly liquidation value of Borrowers’ machinery and equipment and (ii) 1/120th of the amount equal to 65% of the fair market value of Borrowers’ real property (the “Scheduled Amortization”).

Revolving Credit Facility: Loans under the Revolving Credit Facility (the “Revolver Loans”) may be made, and Letters of Credit may be issued, on a revolving basis up to the full amount of the Revolving Credit Facility, subject to compliance with a borrowing base (the “Borrowing Base”) (as defined in, and to be comprised of eligible inventory and eligible receivables based on definitions used in the Existing Credit Facility, subject to Administrative Agent’s right to make adjustments thereto in its reasonable credit judgment (with the eligibility criteria and the advance rates therefor as set forth in Addendum II)).

REVOLVING CREDIT LOAN REPAYMENTS:	The principal amount of Revolver Loans shall be due and payable in full (together with all interest, fees and other charges payable in connection therewith and all other liabilities and obligations under the Senior Credit Facilities) on the Maturity Date, or, if earlier, the date on which the Senior Credit Facilities are otherwise terminated in accordance with their terms. Notwithstanding the foregoing, if on any date the aggregate amount of Revolver Loans exceeds the Borrowing Base on such date, Borrowers will be obligated to pay the excess on demand (except in the case of an overadvance expressly permitted under the terms of the Senior

Credit Facilities Documentation). All of the other obligations outstanding under the Loan Agreement (defined below) will be paid on the due date thereof as provided in the Senior Credit Facilities Documentation, or, in the absence of specification therein, on the sooner to occur of Administrative Agent’s demand or the date on which the Senior Credit Facilities are terminated in accordance with their terms.

MANDATORY PREPAYMENTS AND COMMITMENT REDUCTIONS:	(a) All net cash proceeds from sales of equipment and real property of the Borrowers and their respective subsidiaries (the “Fixed Assets”) subject to exceptions (including reinvestment rights) to be mutually agreed upon by the parties,

(b) All net cash proceeds from sales of property and assets (other than the Fixed Assets) of the Borrowers and their respective subsidiaries (excluding sales of inventory in the ordinary course of business and other exceptions to be agreed upon in the Senior Credit Facilities Documentation), unless (i) no event of default then exists and (ii) Availability equals or exceeds an amount equal to the greater of (A) $45 million or (B) the sum of the then outstanding principal amount of the Term Loan plus $25 million, at all times for the ninety (90) consecutive day period preceding the date of any such sale, and

(c) All net cash proceeds of Extraordinary Receipts (such as tax refunds, indemnity payments, pension reversions and certain insurance proceeds not part of “asset sale” proceeds) (to be defined in the Senior Credit Facilities Documentation and to exclude cash receipts in the ordinary course of business), shall be applied to the prepayment of the Senior Credit Facilities as follows:

(i) in the case of proceeds of the Fixed Assets: first, ratably to the Term Loan Facility (and to the principal installments thereof in inverse order of maturity) and, second, to the Revolving Credit Facility; and

(ii) in the case of all other proceeds described above, to the Revolving Credit Facility.

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:	The Senior Credit Facilities may be prepaid in whole or in part at any time without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. Each such prepayment of the Term Loan Facility shall be applied to the principal installments thereof in inverse order of maturity. The unutilized portion of the commitments under the Senior Credit Facilities may be irrevocably reduced or terminated by the Borrowers at any time without penalty.

SECURITY:	Each of the Borrowers and Guarantors (other than the Company, which shall only grant a security interest in the equity interests described in clauses (a) and (d) below) shall grant the Administrative Agent and the Lenders valid and perfected first priority (subject to certain exceptions to be set forth in the Senior Credit Facilities Documentation and to be mutually agreed upon by the parties) liens and security interests in all of the following (the “Collateral”):

(a)        All present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future subsidiaries (limited, to a pledge of 65% of the capital stock in the case of each first-tier foreign subsidiary), including, without limitation, all of the equity interests in the Borrowers owned or otherwise held by the Company, but excluding any interest of any Borrower in any existing joint venture.

(b) All present and future intercompany debt of each Borrower and each Guarantor.

(c)        All of the present and future property and assets, real and personal, of each Borrower and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, bank accounts, general intangibles, financial assets, investment property, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash.

(d) All proceeds and products of the property and assets described in clauses (a), (b) and (c) above.

The Collateral shall ratably secure the relevant party’s obligations in respect of the Senior Credit Facilities and any treasury management, interest protection or other hedging arrangements entered into with a Lender (or an affiliate thereof).

CONDITIONS PRECEDENT TO CLOSING:	The closing and the initial extension of credit under the Senior Credit Facilities will be subject to satisfaction of the conditions precedent set forth herein, in the Commitment Letter and in the Fee Letter:

(i)        The negotiation, execution and delivery of a loan and security agreement (the “Loan Agreement”) and other definitive documentation with respect to the Senior Credit Facilities reasonably satisfactory to the Lead Arranger, the Administrative Agent and the Lenders, which shall be documented as an amendment and restatement of the existing credit facility (the “Existing Credit Facility”) of the Borrowers and their subsidiaries with Administrative Agent and the lenders party thereto. The parties to this Commitment Letter shall consider and negotiate in good faith proposed amendments to the Existing Credit Facility that are mutually agreeable to both parties.

(ii)       All filings, recordations and searches necessary or desirable in connection with the liens and security interests referred to under the section entitled “Security” set forth above with respect to the Acquisition Companies shall have been duly made consistent with the Existing Credit Facility, and, with respect to any additional filings for new Collateral, subject to commercially reasonable efforts prior to the Closing Date, and, if after the Closing Date, within a specified period approved by Administrative Agent; all filing and recording fees and taxes shall have been duly paid and any surveys, and title insurance requested by the Administrative Agent with respect to real property interests of the Borrowers and their respective subsidiaries shall have been obtained. The Lenders shall be satisfied with the amount, types and terms and conditions of all insurance maintained by the Borrowers and their respective subsidiaries; and the Lenders shall have received endorsements naming the Administrative Agent, on behalf of the Lenders, as an additional insured or lender’s loss payee, as the case may be, under all insurance policies to be maintained with respect to the properties of the Acquisition Companies forming part of the Lenders’ Collateral described under the section entitled “Security” set forth above.

(iii)      The Lenders shall have received (A) satisfactory opinions of counsel to the Borrowers and the Guarantors (which shall cover, among other things, the authority, legality, validity, binding effect and enforceability of the documents for the Senior Credit Facilities, and of appropriate local counsel and such corporate resolutions, certificates and other documents as the Lenders shall reasonably require and (B) satisfactory evidence that the Administrative Agent (on behalf of the Lenders) shall have a valid and perfected first priority (subject to certain exceptions to be set forth in the Senior Credit Facilities Documentation) lien and security interest in such capital stock and in the other Collateral referred to under the section entitled “Security” set forth above.

(iv)      There shall not have occurred since December 31, 2007 any event or condition that has had, or could be reasonably expected, either individually or in the aggregate, to have, a Material Adverse Effect, and Parent (as defined in the draft Merger Agreement dated June 9, 2008, provided by counsel to LS Cable Co., Ltd.) has not, without the prior written consent of Bank of America and BAS, made any consent or request to the Company and its subsidiaries in connection with clause (iv) of the definition of “Material Adverse Effect” in Section 4.1(a) of the Merger Agreement that is materially adverse to Administrative Agent’s and Lenders’ interests. “Material Adverse Effect” shall have the meaning given to such term in the draft Merger Agreement dated June 9, 2008, provided by counsel to LS Cable Co., Ltd.

(v)       The Lenders shall have received: (a)(I) unaudited consolidated balance sheets, and related statements of income and cash flow of the Company, for each month and fiscal quarter of the current fiscal year in each case ended at least 45 days before the Closing Date to the extent not received prior to the date hereof, which balance sheet and statement of income shall be prepared in accordance with GAAP (without the requirement of footnote disclosures), and (II) consolidating financial information on a subsidiary or divisional basis, in each case with the same level of detail and in the same form as currently provided under the Existing Credit Facility, (b) with the same level of detail and in the same form as currently provided by Borrowers under the Existing Credit Facility, a pro forma consolidated and consolidating balance sheet of the Company as of the date of the most recent consolidated balance sheet delivered pursuant to the preceding clause (a) and a pro forma consolidated and consolidating statement of operations for the most recent fiscal year, interim period (if available) and 12-month period ending on the last day of such interim period, in each case adjusted to give effect to the Transaction, the other transactions related thereto and any other transactions that would be required to be given pro forma effect by Regulation S-X promulgated under the Securities Act of 1933 and such other adjustments as shall be agreed between Holdings and the Lead Arranger, and (c) a financial model of Borrowers to include projected financial performance (including balance sheet and availability projections and debt tranches) on a monthly basis for the first loan year and on an annual basis thereafter, which financial model reflects the Borrowers’ ability to perform their obligations under the Senior Credit Facilities Documents, and meet their debts as they become due, after the Closing Date.

(vi)      The Lenders shall have received certification as to the solvency of the Company and each Borrower (after giving effect to the Transaction and the incurrence of indebtedness related thereto) from the chief financial officer of the appropriate entities.

(vii)     The Administrative Agent shall have received all documentation and information about the Equity Investors as is requested in writing by the Administrative Agent under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the PATRIOT Act, in form and substance satisfactory to the Administrative Agent and Lenders.

(viii)   The Merger shall have been consummated concurrently with the initial borrowing under the Senior Credit Facilities in accordance with the terms of the Merger Agreement, and the Merger Agreement and the other material agreements consisting of the tender documents and organizational documents of Merger SPC shall not have been altered, amended or otherwise changed or supplemented or any condition therein waived without the prior written consent of Administrative Agent (other than alterations, amendments, changes, supplements or waivers that are not materially adverse to the interests of Lenders), it being understood and agreed that the draft Merger Agreement dated June 9, 2008, provided by counsel to LS Cable Co., Ltd. is currently acceptable to Bank of America and BAS.

(ix)      The capital structure of the Acquisition Companies, after giving effect to the Transaction, and the flow of funds with respect to the Transaction, shall all be satisfactory to Administrative Agent and Lenders.

(x)       The Administrative Agent shall be satisfied that, as of the Closing Date, the sum of (A) Availability under the Revolving Credit Facility plus (B) Closing Date Pledged Cash, shall be not less than $60 million after giving effect to the Transaction and all extensions of credit under the Revolving Credit Facility on such date. For purposes hereof, “Closing Date Pledged Cash” means cash of the Borrowers on the Closing Date maintained in a deposit account at Bank of America which account is subject to Administrative Agent’s first priority security interest and lien and over which account Administrative Agent has been granted by the Borrowers exclusive control, provided that no more than $60 million of such cash pledged in such account shall be applied by Administrative Agent to repay the Revolver Loans on the day after the Closing Date.

(xi)      All accrued fees and expenses of the Lead Arranger, the Administrative Agent and the Lenders (including the fees and expenses of counsel (including any local counsel) for the Administrative Agent) shall have been paid.

(xii)     The Administrative Agent shall have received, in form and substance reasonably satisfactory to it inventory and real property appraisals, field examinations, and such other reports, audits or certifications as it may reasonably request.

CONDITIONS PRECEDENT TO ALL EXTENSIONS OF CREDIT:	Each extension of credit under the Senior Credit Facilities (including any extension of credit on the Closing Date) will be subject to satisfaction of the following conditions precedent: (i) all of the representations and

.	warranties in the Senior Credit Facilities Documentation shall be true and correct as of the date of such extension of credit; (ii) no event of default under the Senior Credit Facilities or incipient default shall have occurred and be continuing or would result from such extension of credit; and (iii) in the case of any extension of credit under the Revolving Credit Facility, the aggregate principal amount of all loans outstanding under the Revolving Credit Facility and the aggregate undrawn amount of all Letters of Credit outstanding on such date, after giving effect to the applicable borrowing or issuance or renewal of a Letter of Credit, shall not exceed the Borrowing Base on such date.

REPRESENTATIONS AND WARRANTIES:	Those usual and customary representations and warranties (applicable to the Acquisition Companies) for credit facilities of this nature (subject to certain materiality thresholds and customary exceptions to be mutually agreed upon by the parties), including, but not limited to, representations and warranties concerning: (i) legal existence, qualification and power; (ii) due authorization and no contravention of law, contracts or organizational documents; (iii) enforceability; (iv) capital structure, including identification of subsidiaries, equity interests and loan parties; (v) corporate names and locations; (vi) title to properties and priority of liens, including disclosure of liens, properties, leases and investments; (vii) accounts receivables; (viii) accuracy and completeness of specified consolidated and consolidating financial statements and other information and no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect; (ix) surety obligations; (x) tax matters; (xi) brokers; (xii) intellectual property; (xiii) governmental and third party approvals and consents; (xiv) compliance with laws; (xv) environmental matters; (xvi) burdensome contracts; (xvii) no material litigation; (xviii) no default; (xix) ERISA compliance; (xx) trade relations; (xxi) labor matters; (xxii) payable practices; (xxiii) status as a regulated entity, including status under Investment Company Act; (xxiv) use of proceeds and not engaging in business of purchasing/carrying margin stock; (xxv) plan assets; (xxvi) insurance matters; (xxvii) solvency; (xxviii) no casualty; (xxix) collateral documents; and (xvi) accuracy of disclosure.

All representations and warranties will be deemed to have been made and reaffirmed on each date that any request is made for a loan under the Revolving Credit Facility or a Letter of Credit, except for such representations and warranties, which by their terms are limited to the Closing Date.

COVENANTS:	The Loan Documents will include affirmative and negative covenants (applicable to the Acquisition Companies) and those financial covenants (applicable to the Borrowers) customarily found in loan agreements for similar secured financings (subject to certain materiality thresholds and customary exceptions to be mutually agreed upon by Administrative Agent and Borrowers), including, without limitation, the following:

(a) Affirmative Covenants - (i) inspection rights; (ii) delivery of financial statements, budgets and forecasts; (iii) delivery of certificates and other information; (iv) delivery of notices (of any proceeding or investigation, pending or threatened labor dispute, default under or termination of a material contract, default or event of default under the Senior Credit Facilities, judgment, intellectual property claim, violation or asserted violation of any applicable law, environmental release or receipt of any environmental notice, discharge or withdrawal of accountants); (v) landlord and storage agreements; (vi) compliance with laws; (vii) taxes; (viii) maintenance of insurance; (ix) licenses; (x) future subsidiaries; (xi) payment of obligations; (xii) preservation of existence; (xiii) maintenance of properties; (xiv) maintenance of books and records; (xv) use of proceeds; (xvi) covenant to guarantee obligations, give security; (xvii) preparation of environmental reports; (xviii) further assurances; (xix) compliance with terms of leaseholds; (xx) lien searches; (xxi) compliance with material contracts; and (xxii) maintenance of cash collateral accounts.

(b) Negative Covenants - Restrictions on (i) indebtedness, (including guarantees and other contingent obligations); (ii) liens; (iii) capital expenditures; (iv) payments of dividends and other distributions; (v) investments; (vi) sales and other dispositions of property or assets; (vii) loans and advances; (viii) prepayments and modifications of existing debt; (ix) mergers and other fundamental changes; (x) subsidiaries; (xi) amendments of organizational documents; (xii) tax consolidation; (xiii) changes in accounting policies or reporting practices; (xiv) hedging agreements; (xv) changes in the nature or conduct of business; (xvi) transactions with affiliates; (xvii) plans; (xviii) restrictions on upstream payments; (xix) use of proceeds; (xx) prepayments of other indebtedness; (xxi) modification of funded debt documents in a manner that is materially adverse to Lenders (subject to certain exceptions to be mutually agreed upon); (xxii) changes in activities of Holdings; (xxiii) designation of other senior debt; (xxiv) lease obligations, in each case with such exceptions as may be agreed upon in the Senior Credit Facilities Documentation; provided that, in the case of negative covenants relating to the incurrence of indebtedness, acquisitions, investments, prepayments of debt, dividends and distributions and preferred stock redemptions, such transactions may be permitted, subject to certain conditions to be mutually agreed upon by the parties in the Senior Credit Facilities Documentation and so long as (A) no event of default exists, (B) pro forma excess borrowing availability at the time of any such transactions exceeds the Negative Covenant Availability Condition.

“Negative Covenant Availability Condition” means Availability in an amount equal to the greater of (i) 15% of the sum of the

Revolving Credit Facility plus the then outstanding principal amount of the Term Loan or (ii) the sum of then outstanding principal amount of the Term Loan plus $25 million.

Notwithstanding anything to the contrary in the foregoing, it is hereby agreed that the Borrowers may make unrestricted distributions to Holdings or to any direct or indirect parent company of Holdings; provided that either (x) the Borrowers are in compliance with the Negative Covenant Availability Condition for a period of 90 consecutive calendar days prior to any such distribution and immediately after giving effect to such distribution, or (y) the Borrowers are in pro forma compliance with the Consolidated Fixed Charge Coverage Ratio covenant (described below) and the Borrowers have pro forma Availability of at least 10% of the Revolving Credit Facility, in each case at the time of and after giving effect to any such distribution.

(c) Financial Covenant - Borrowers and their subsidiaries on a consolidated basis will be required to be in compliance with the following financial covenant:

•        Consolidated Fixed Charge Coverage Ratio — At any time that Availability of Borrowers is less than the Financial Covenant Availability Condition, maintain a Consolidated Fixed Charge Coverage Ratio of not less than 1.00 to 1.00 as of the immediately preceding fiscal month end for which financial statements have been (or were required to be) delivered hereunder and as of each subsequent fiscal month.

“Financial Covenant Availability Condition” means Availability in an amount equal to the greater of (i) the greater of (i) 10% of the sum of the Revolving Credit Facility plus the then outstanding principal amount of the Term Loan or (ii) the then outstanding principal amount of the Term Loan.

“Availability” means, as determined as of any date, the amount that Borrowers are entitled to borrow as Revolver Loans or have issued as Letters of Credit, being the Borrowing Base minus the principal balance of all Revolver Loans and Letters of Credit.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any period, the ratio of (a) the sum of (i) consolidated EBITDA for such period minus (ii) capital expenditures made during such period (and not financed by debt other than the Senior Credit Facilities or equity), minus (iii) taxes paid in cash during such period minus (iv) Catch-Up Pension Contributions (as defined in the Existing Credit Facility) made during such period minus

(v) all distributions, if any during such period minus (vi) Included Investments (as defined in the Existing Credit Facility) (and not financed by debt other than the Senior Credit Facilities or equity), if any, during such period minus (vii) cash restructure charges (other than closing and change of control costs associated with the Transaction) if any during such period, and (viii) extraordinary cash gains and extraordinary cash charges, if any during such period, plus or minus, as applicable, to (b) all scheduled principal and cash interest payments on money borrowed for such period.

The Senior Credit Facilities Documentation will contain an equity cure right if Borrowers fail to comply with such Consolidated Fixed Charge Coverage Ratio; provided that such equity cure right may be exercised only once in any period of 12 months and must be exercised and funded no later than 2 days after Borrowers’ failure to comply with such financial covenant.

The ratio referred to above will be calculated on a consolidated basis for each consecutive twelve-month period, except that during the first year following the Closing Date such calculations shall be made for the period of time since the Closing Date and, where appropriate, annualized.

CASH MANAGEMENT:	Collections and proceeds of the Collateral shall be deposited directly into accounts subject to appropriate lock box arrangements and agreements with acceptable depository banks. Collections shall be remitted daily to the Administrative Agent, under the control of the Administrative Agent, for application to outstanding loans under the Senior Credit Facilities from and after the date (if any) on which either (a) an event of default occurs, or (b) the Borrowers’ Availability falls below $35 million.

EVENTS OF DEFAULT:	Events of default (unless specified below, applicable to the Borrowers and the Company and their respective material subsidiaries) that are usual and customary for facilities of this nature (subject to certain materiality thresholds and customary exceptions to be mutually agreed upon by Administrative Agent and Borrowers), including, without limitation, the following: (i) nonpayment of principal, interest, fees or other amounts; (ii) any representation or warranty proving to have been incorrect when made or confirmed; (iii) failure to perform or observe covenants set forth in the Senior Credit Facilities Documentation within a specified period of time, where customary and appropriate, after such failure; (iv) repudiation or revocation of any Guaranty; (v) cross-default to other indebtedness in an amount to be agreed; (vi) injunction or cessation of business of the Company or any of the Borrowers; (vii) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (viii) customary ERISA defaults; (ix) criminal indictment of the Company or any Borrower; (x) change of control (based on a definition thereof to be mutually agreed upon); (xi) monetary judgment defaults in an amount to be agreed and material nonmonetary judgment defaults; (xii) actual or asserted invalidity or impairment of any Senior Credit Facilities Documentation.

ASSIGNMENTS:	Senior Credit Facilities Assignments: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Revolver Credit Facility or the Term Loan Facility (a) in a minimum amount equal to $5 million (unless otherwise agreed by Administrative Agent in its discretion) and integral multiples of $5 million in excess of that amount; and (b) in the case of an assignment in whole of a Lender’s rights and obligations, the aggregate amount of the commitments retained by the transferor Lender be at least $15 million (unless otherwise agreed by Administrative Agent in its discretion).

Consents: The consent of the Borrower will be required unless (i) an event of default has occurred and is continuing or (ii) the assignment is to a Lender, an affiliate of a Lender or an Approved Fund (as such term shall be defined in the Senior Credit Facilities Documentation). The consent of the Administrative Agent will be required for any assignment to an entity that is not a Lender, an affiliate of such Lender or an Approved Fund in respect of such Lender.

Assignments Generally: An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the Senior Credit Facilities Documentation to any Federal Reserve Bank.

WAIVERS AND AMENDMENTS:	Amendments and waivers of the provisions of the loan agreement and other definitive credit documentation will require the approval of at least two Lenders holding loans and commitments representing at least 51% of the aggregate amount of the loans and commitments under the Senior Credit Facilities (the “Required Lenders”), except that:

(a) the consent of each Lender shall be required with respect to (i) the waiver of certain conditions precedent to the initial credit extension under the Senior Credit Facilities, (ii) the amendment of certain of the pro rata sharing provisions, (iii) the amendment of the voting percentages of the Lenders, and (iv) the release of all or substantially all of the value of the guaranty of the Borrower’s obligations made by the Guarantors;

(b) the consent of each Lender affected thereby shall be required with respect to (i) increases or extensions in the commitment of such Lender, or of the Secured Credit Facilities as a whole, (ii) reductions of principal, interest or fees, and (iii) extensions of scheduled maturities or times for payment, including, without limitation, the Maturity Date; and

(c) the consent of all Lenders (except a defaulting lender) shall be required with respect to any modification that would (i) alter Section 5.5, 7.1 (except to add Collateral) or 14.1.1 (as such Sections are currently in effect under the Existing Credit Facility); (ii) amend the definitions of Borrowing Base (and the defined terms used in such definition), Pro Rata or Required Lenders (as in effect under the Existing Credit Facility); (iii) increase any advance rate; (iv) release a material portion of Collateral securing the Senior Credit Facilities; (v) alter the time or amount of repayment of any of the Revolver Loans or the Term Loan (except a moratorium or deferral of payment pursuant to a forbearance agreement entered into by Administrative Agent and the Required Lenders with Borrowers at any time an event of default exists) or waive any event of default resulting from nonpayment of the Revolver Loans or the Term Loan on the due date thereof (or within any applicable period of grace), (vi) forgive any of the obligations under the Senior Credit Facilities, except any portion of the obligations held by a Lender who consents in writing to such forgiveness, or (vii) release any Borrower or Guarantor from liability for any obligations, if such Borrower or Guarantor is solvent at the time of the release.

INDEMNIFICATION:	The Borrowers will indemnify and hold harmless the Administrative Agent, the Lead Arranger, each Lender and their respective affiliates and their partners, directors, officers, employees, agents and advisors from and against all losses, claims, damages, liabilities and expenses arising out of or relating to the Senior Credit Facilities, any other aspect of the Transaction, the Borrowers’ use of loan proceeds or the commitments, on terms and conditions materially consistent with those in the Existing Credit Facility. This indemnification shall survive and continue for the benefit of all such persons or entities.

GOVERNING LAW:	State of Georgia.

COUNSEL TO THE ADMINISTRATIVE AGENT:	PARKER, HUDSON, RAINER & DOBBS, LLP.

OTHER:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to Georgia jurisdiction. The Senior Credit Facilities Documentation will contain customary increased cost, withholding tax, capital adequacy and yield protection provisions.

Addendum I

PRICING, FEES AND EXPENSES

INTEREST RATES:	The interest rates per annum applicable to the Senior Credit Facilities (other than in respect of Swingline Loans) will be, at the option of the Borrowers:

(I) in the absence of a default, (a) (i) LIBOR (to be defined as the rate per annum (rounded upward, if necessary, to the nearest 1/8th of 1%) appearing on the Reuters Screen LIBO Page (or any successor page of either, as applicable), as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m. (London time) two (2) business days prior to the first day of the applicable interest period (or if more than one rate is shown on such page, the applicable rate shall be the arithmetic mean thereof); divided by (ii) one minus the Eurodollar reserve percentage (to be defined as the reserve percentage then in effect (expressed as a decimal, rounded upward to the next 1/16th of 1%) applicable to member banks under regulations issued from time to time by the Board of Governors for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding; plus (b) the Applicable Margin (as hereinafter defined); or,

(II) the Base Rate (to be defined as the higher of (x) the Bank of America prime rate and (y) the Federal Funds rate plus 0.50%) plus the Applicable Margin (as hereinafter defined).

“Applicable Margin” means, (a) with respect to the Revolving Credit Facility, (i) for the first six months after the Closing Date, 2.00% per annum, in the case of LIBOR loans, and 0.25% per annum, in the case of Base Rate loans, and (ii) thereafter, a percentage per annum to be determined in accordance with the applicable pricing grid set forth below, based on Average Availability for the most recent fiscal quarter, and (b) with respect to the Term Loan Facility, (i) for the first six months after the Closing Date, 2.25% per annum, in the case of LIBOR loans, and 0.50% per annum, in the case of Base Rate loans, and (ii) thereafter, a percentage per annum to be determined in accordance with the applicable pricing grid set forth below, based on Average Availability for the most recent fiscal quarter.

Each Swingline Loan shall bear interest at the Base Rate plus the Applicable Margin for Base Rate loans under the Revolving Credit Facility.

The Borrower may select interest periods of one, two, three or six months for LIBOR loans, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

During the existence of any default under the Senior Credit Facilities Documentation, if Administrative Agent or the Required Lenders in their discretion so elect, the Applicable Margin on obligations owing under the Senior Credit Facilities Documentation shall increase by 2% per annum.

UTILIZATION FEE:	Commencing on the Closing Date, a utilization fee shall be payable on the actual daily unused portions of the Senior Credit Facilities. The utilization fee shall equal (i) 0.25% if the average daily amount of the Letters of Credit and Revolver Loans equals or exceeds 50% of the commitments for the Revolving Credit Facility during the immediately preceding month, and (ii) 0.375% if the average daily amount of the Letters of Credit and Revolver Loans is less than 50% of the commitments for the Revolving Credit Facility during the immediately preceding month. Such fee shall be payable monthly in arrears on the first day of each month and on the Revolving Credit Facility termination date, commencing on the first monthly payment date to occur after the Closing Date.

LETTER OF CREDIT FEES:	Letter of Credit fees at a rate per annum equal to the Applicable Margin from time to time applicable to Revolver LIBOR Loans, and fronting fees at a rate per annum equal to 0.125%, shall each be payable on the maximum amount available to be drawn under each Letter of Credit. Such fees will be (a) payable monthly in arrears, commencing on the first monthly payment date to occur after the Closing Date, and (b) shared proportionately by the Lenders under the Revolving Credit Facility. In addition, a fronting fee shall be payable to the Issuing Bank for its own account, in an amount to be mutually agreed.

PRICING GRID

REVOLVING CREDIT FACILITY

Level	Average Availability	Base Rate Revolver Loans (and Letter of Credit Fees)	LIBOR Revolver Loans
I	≤ $75,000,000	0.75%	2.50%
II	> $75,000,000 but ≤ $150,000,00	0.50%	2.25%
III	> $150,000,000 but ≤ $225,000,00	0.25%	2.00%
IV	> $225,000,000	0.00%	1.75%

PRICING GRID

TERM LOAN FACILITY

Level	Average Availability	Base Rate Revolver Loans	LIBOR Revolver Loans
I	≤ $75,000,000	1.00%	2.75%
II	> $75,000,000 but ≤ $150,000,00	0.75%	2.50%
III	> $150,000,000 but ≤ $225,000,00	0.50%	2.25%
IV	> $225,000,000	0.25%	2.00%

; provided that, in the case of each of the pricing grids set forth above, to the extent that the Borrowers’ total funded debt to EBITDA ratio for the most recently ended four fiscal quarter period is less than 3.00 to 1.00, then the Applicable Margin for the applicable measurement period shall be one Level lower than otherwise required based on Average Availability (e.g., if the total funded debt to EBITDA ratio is less than 3.00 to 1.00 for a period in which the Applicable Margin would otherwise be at Level III, then the Applicable Margin for such period shall be deemed to be Level IV). For purposes hereof, “Average Availability” shall mean , for any period, an amount equal to the sum of the amount of Availability on each day during such period divided by the number of days in such period.

CALCULATION OF INTEREST AND FEES:	Other than calculations in respect of interest at the Bank of America prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

COST AND YIELD PROTECTION:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

EXPENSES:	The Borrowers will pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and closing of all Senior Credit Facilities Documentation, including, without limitation, the costs and expenses relating to field examinations and appraisals, and the legal fees of counsel to the Administrative Agent and the Lead Arranger, regardless of whether or not the Senior Credit Facilities are closed. The Borrowers will also pay the expenses of the Administrative Agent and each Lender in connection with the enforcement of any of the Senior Credit Facilities Documentation.

Addendum II

BORROWING BASE / ADVANCE RATES / ELIGIBILITY CRITERIA

BORROWING BASE:	Advances under the Revolving Credit Facility will be subject to a borrowing base that will be established as a percentage of the Borrowers’ eligible accounts receivable and eligible inventory, less such reserves as the Administrative Agent may establish in its reasonable credit judgment.

On any date of determination, the borrowing base under the Revolving Credit Facility (the “Borrowing Base”) shall be equal to the lesser of:

(a) the aggregate commitments under the Revolving Credit Facility, minus the sum of the reserves established by Administrative Agent for Letters of Credit and any then existing additional reserves, and

(b) an amount equal to (i) 85% of the net amount of eligible accounts receivable; plus (ii) an amount equal to the lesser of: (A) $150 million; or (B) the lesser of 65% of the value of eligible inventory or 85% of the NOLV Percentage of the value of eligible inventory; minus (iii) the sum of the reserves established by Administrative Agent for inventory, toll/price adjustment, forward revaluation, rent, letters of credit, customer deposits, sales taxes and accrued discounts, rebates and allowances, prior liens, bank products, and any then existing additional reserves;

provided, that, at no time shall the outstanding advances under the Borrowing Base based on eligible Canadian accounts receivable or eligible Canadian inventory exceed $15 million in the aggregate.

The term “NOLV Percentage” means, on any date, the net orderly liquidation value of inventory, expressed as a percentage, expected to be realized at an orderly, negotiated sale held within a reasonable period of time, net of all related commissions, fees and expenses, as determined from the most recent appraisal of Borrowers’ Inventory performed by an appraiser and on terms reasonably satisfactory to Agent.

The term “value” means, with reference to the value of eligible inventory, value determined by Agent in its reasonable credit judgment on the basis the lower of cost or market of such eligible inventory, with the cost thereof calculated, on a first-in, first-out basis in accordance with generally accepted accounting principles; provided that the value of eligible inventory shall not include the portion of the value of the eligible inventory equal to the profit earned by any affiliate on the sale thereof to a Borrower.

ELIGIBILITY CRITERIA:	Standards of eligibility for eligible accounts receivable and eligible inventory will be specified by the Administrative Agent in its Credit Judgment (as defined and described in the loan agreement governing the Existing Credit Facility), but in any event will include categories materially consistent with those in the Existing Credit Facility.